SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 3)

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares & American Depositary Shares (ADS)**

(Title of Class of Securities)

02322P101

(CUSIP Number)

Rajindar Singh

Baring Private Equity Asia V Holding (4) Limited

112 Robinson Road #11-03

Singapore 069802

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON Baring Private Equity Asia V Holding (4) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,884,080[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,884,080[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,884,080[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Baring Private Equity Asia V Holding (4) Limited.
[2]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON Campus Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,944,600[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,944,600[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,944,600[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Campus Holdings Limited.
[2]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,828,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,828,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,828,680[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund V Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,828,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,828,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,828,680[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,828,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,828,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,828,680[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,828,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,828,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,828,680[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,828,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,828,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,828,680[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1. Security and Issuer

This statement constitutes Amendment No. 3 (this Amendment) to the Schedule 13D relating to the Class A Ordinary Shares, par value US$0.0001 (Class A Shares) and the American depositary shares (ADSs) of Ambow Education Holding Ltd. (the Issuer), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the SEC) on November 15, 2011, as amended by Amendment No.1 filed with the SEC on December 5, 2011 and Amendment No. 2 filed with the SEC on March 19, 2012 (the Schedule 13D), on behalf of Baring Private Equity Asia V Holding (4) Limited, Campus Holdings Limited, The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P., Baring Private Equity Asia GP V Limited and Jean Eric Salata (the Reporting Persons), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The Reporting Persons intend to finance the Proposed Transaction (as defined below) with equity financing from the Reporting Persons or their affiliates and anticipate that approximately $98 million will be expended in the Proposed Transaction.

Item 4 of this Amendment is incorporated herein by reference.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On March 15, 2013, Baring LP submitted a nonbinding proposal (the Proposal) to the Issuer’s board of directors (the Board) proposing to acquire all of the Issuer’s outstanding ADSs (each representing two Class A Shares) and ordinary shares not owned by the Reporting Persons and their affiliates at a purchase price in cash of $1.46 per ADS and $0.73 per ordinary share (the Proposed Transaction). The Reporting Persons intend to finance the Proposed Transaction with equity financing from themselves or their affiliates. The Proposal also provides that, among other things, the Reporting Persons are prepared to (a) conduct customary legal, financial, operational, accounting and regulatory due diligence on the Issuer and (b) negotiate and execute definitive agreements in respect of the Proposed Transaction.

The information set forth in this Item 4 is qualified in its entirety by reference to the Proposal, which is filed herewith as Exhibit 7.06 and which is incorporated by reference in its entirety into this Item 4.

If the Proposed Transaction is consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the ADSs under Section 12 of the Securities Act will be terminated. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the surviving company in the merger) to consist solely of persons to be designated by the Reporting Persons, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated. The Proposal provides that no binding obligation on the part of the Issuer or Baring LP shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

Item 5. Interest in Securities of the Issuer

Subsection (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Baring (4) directly owns 2,884,080 Class A Shares, which represents approximately 1.9% of the outstanding Class A Shares of the Issuer and has sole voting power and sole disposition power with respect to such shares. Campus directly owns 11,944,600 Class A Shares, which represents approximately 8.1% of the outstanding Class A Shares of the Issuer and has sole voting power and sole disposition power with respect to such shares. Baring LP and Baring Co as the joint shareholders of Baring (4) and Campus, may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A Shares, consisting of 2,884,080 Class A Shares owned by Baring (4) and 11,944,600 Class A Shares owned by Campus, which represents in the aggregate approximately 10.0% of the outstanding Class A Shares of the Issuer, and have shared voting power and shared disposition power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, which in turn acts as the general partner of Baring LP and Baring Co, each may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A Shares, consisting of 2,884,080 Class A Shares owned by Baring (4) and 11,944,600 Class A Shares owned by Campus, which represents in the aggregate approximately 10.0% of the outstanding Class A Shares of the Issuer, and have shared voting power and shared disposition power with respect to such shares. Jean Eric Salata, as the sole shareholder of Baring Limited may be deemed to have acquired beneficial ownership of an aggregate of 14,828,680 Class A Shares, consisting of 2,884,080 Class A Shares owned by Baring (4) and 11,944,600 Class A Shares owned by Campus, which represents in the aggregate approximately 10.0% of the outstanding Class A Shares of the Issuer, and has shared voting power and shared disposition power with respect to such shares. Jean Eric Salata disclaims beneficial ownership of the Class A shares owned by Baring (4) and Campus except to the extent of his economic interest.

Pursuant to Rule 13d-3(d)(1), all outstanding Class B Shares (which are convertible into Class A Shares) were deemed to be converted for the purposes of calculating the total amount of outstanding Class A Shares and percentages of the Class A Shares owned by such person. Consequently, all Class A Share amounts and percentages have been determined by including the outstanding Class B Shares.

The Cover Pages of this Amendment are incorporated herein by reference.

(c) There have been no transactions effected in the Class A Shares during the 60 days preceding the date of this Amendment by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3 and 4 of this Amendment are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibit:

Exhibit 7.06	Proposal to the Board of Directors of Ambow Education Holding Ltd., dated March 15, 2013

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2013

Baring Private Equity Asia V Holding (4) Limited

By:	/S/ Rajindar Singh
Name:	Rajindar Singh
Title:	Director

Campus Holdings Limited

By:	/s/ Rajindar Singh
Name:	Rajindar Singh
Title:	Director

The Baring Asia Private Equity Fund V, L.P.
By: Baring Private Equity Asia GP V, L.P. acting as its general partner
By: Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.
By: Baring Private Equity Asia GP V, L.P. acting as its general partner
By: Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Ramesh Awatersing
Name:	Ramesh Awatersing
Title:	Director

/S/ Jean Eric Salata
Jean Eric Salata